07020750

RECEIVED
2007 FEB -1

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 30, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted two letters dated January 30, 2007 to the Stock Exchanges in India, where our securities are listed, in terms of clause 41 of the exchange listing agreement, a copy whereof is enclosed for information and records.

Thanking you,

Very truly yours,
for **RELIANCE CAPITAL LIMITED**

PROCESSED
FEB 0 5 2007
THOMSON
FINANCIAL

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls : a/a

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 30, 2007

Mr. S. Subramanian
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code: 500111

NSE Scrip Code: RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended December 31, 2006 pursuant to Clause 41 of the Listing Agreement.

In continuation to our letter dated January 22, 2007, we wish to inform you that at the Board Meeting held today, i.e. January 30, 2007, the Board of Directors have approved for release, the enclosed Unaudited Financial Results of the Company for the quarter ended December 31, 2006.

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

cc. : The Secretary, National Securities Depository Ltd.
The Secretary, Central Depository Services (India) Ltd.

RELIANCE CAPITAL LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED DECEMBER 31, 2006

(Rs. in crores except per share data)

Sr. No.	Particulars	Quarter Ended			Nine Months Ended			Year Ended
		31-Dec-06	31-Dec-05	% Change	31-Dec-06	31-Dec-05	% Change	31-Mar-06 (Audited)
1	Income from Operations	121.24	82.82	46%	476.31	329.64	44%	651.76
2	Other Miscellaneous Income	0.00	0.00		0.18	0.05		0.26
3	Total Expenditure							
	a) Staff Cost	12.79	3.25		36.84	3.62		10.32
	b) Professional Fees							10.94
	c) Other expenditure	10.56	5.07		37.92	8.38		11.76
4	Interest & Finance Charges	11.05	0.12		22.80	37.87		45.20
5	Depreciation	1.77	5.40		4.70	18.80		23.19
6	Profit before Tax (1+2-3-4-5)	85.07	68.98	23%	374.23	261.02	43%	550.61
7	Provision for tax							
	Current Tax (including Fringe Benefit Tax)	12.50	4.00		40.00	9.00		13.00
	Deferred Tax	0.00						
8	Net Profit after Tax (6 - 7)	72.57	64.98	12%	334.23	252.02	33%	537.61
9	Paid-up Share Capital Equity Share of Rs.10 each	224.46	207.90		224.46	207.90		223.40
10	Reserves excluding revaluation reserves							3 849.58
11	EPS for the period, for the year to date and for previous year (Rs.)							
	Basic	3.24	2.53		14.96	14.66		29.74
	Fully Diluted	2.95	2.31		13.64	12.02		24.64
12	Aggregate of Non-Promoter Shareholding							
	- Number of Shares	11 58 87 700	8 22 62 020		11 58 87 700	8 22 62 020		8 27 49 196
	- Percentage of shareholding	51.75%	39.67%		51.75%	39.67%		37.13%

NOTES:

1 The figures for the corresponding year have been restated wherever necessary to make them comparable.

2 The company is mainly in the financial services business. All other activities of the company revolve around the main business. As such, there are no separate reportable segment as per the Accounting Standard on Segment Reporting (AS 17).

3 The number of investor complaints pending as on October 1, 2006 were nil, the complaints received during the period October 1, 2006 to December 31, 2006 were 184, the complaints resolved during the period were 184 and pending unresolved as of December 31, 2006 were nil.

4 The financial results are in accordance with the standard accounting practices followed by the company in preparation of its statutory accounts, and have been subject to "Limited Review" by the Auditors of the company.

5 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on January 30, 2007 approved the above results and its release.

For RELIANCE CAPITAL LIMITED

Anil D. Ambani
Chairman

Place: Mumbai
Dated: January 30, 2007

RELIANCE CAPITAL LIMITED

UNAUDITED CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER / NINE MONTHS ENDED DECEMBER 31, 2006

(RUPEES IN CRORE, EXCEPT FOR PER SHARE DATA)

Sr. No	Particulars	Quarter Ended 31-Dec-06	Quarter Ended 31-Dec-05	% Change	Nine Months Ended 31-Dec-06	Nine Months Ended 31-Dec-05	% Change	Accounting Year Ended 31-Mar-06
1	Income from Operations	425.18	149.85	184%	1,317.88	533.10	147%	946.48
2	Other Miscellaneous Income	10.87	0.05		11.22	0.13		0.57
3	Total Expenditure							
	a) Staff Cost	37.46	12.69		98.75	26.29		44.57
	b) Other expenditure	145.37	15.74		355.58	33.66		72.61
	c) Premium paid on Reinsurance Ceded	98.97	22.62		298.38	75.36		109.26
	d) Claims Incurred	32.12	9.54		90.52	32.20		34.44
4	Interest & Finance Charges	11.05	0.12		22.81	37.87		45.20
5	Depreciation	4.21	6.01		8.20	20.39		25.55
6	Profit before Tax (1+2-3-4-5)	106.87	83.18	28%	454.86	307.46	48%	615.42
7	Provision for tax							
	Current Tax (including Fringe Benefit Tax)	17.59	9.60		65.33	24.76		34.97
	Deferred Tax	(0.10)	(0.12)		(0.35)	(0.53)		(0.52)
8	Net Profit after Tax (6 - 7)	89.38	73.70		389.88	283.23		580.97
9	Excess / (Short) Provision for tax of earlier years	-	-		-	1.59		0.88
		89.39	73.70		389.88	284.82		581.85
10	Less: Minority Interest	-	0.43		-	3.25		3.59
11	Net Profit after Minority Interest	89.39	73.27		389.88	281.57		578.26
12	Share of Profit / (Loss) of Associates	2.78	(5.94)		7.32	(7.05)		0.20
13	Loss on sale of Investment in Associate	-	-			7.09		7.09
14	Net Profit after Minority Interest and Share of Profit of Associates	92.17	67.33	37%	397.20	267.43	49%	571.37
15	Paid-up Share Capital							
	Equity Share of Rs.10 each	224.46	207.90		224.46	207.90		223.40
16	EPS for the period and for the year (Rs.)							
	Basic	4.11	3.25		17.77	15.55		31.61
	Diluted	3.75	2.75		16.20	12.76		26.19

NOTES:

1 In preparation of consolidated financial results:

a More than 50% owned Subsidiaries are consolidated in accordance with the Accounting Standard on Consolidated Financial Statements (AS 21). These entities are Reliance Capital Asset Management Ltd., Reliance Capital Trustee Co. Ltd., Reliance General Insurance Company Ltd., Reliance Gilts Ltd. , Reliance Asset Management (Mauritius) Ltd., Reliance Asset Management (Singapore) Pte. Ltd., Travelmate Services (India) Pvt Ltd, Reliance Venture Asset Management Pvt Ltd.

b 50% or less owned in Associates in which the Company has significant influence are accounted under the equity method in accordance with the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Share & Stock Brokers Pvt. Ltd., Reliance Land Pvt. Ltd., WorldTel Holding Ltd., Viscount Management (Alpha) Services Ltd., Viscount Management Services Ltd., Ammolite Holdings Ltd. However the accounts of WorldTel Holding Ltd. have not been considered as the same are under compilation.

c The consolidated financial statement should be read in conjunction with notes to the separate financial results.

2 The figures for the corresponding year have been restated wherever necessary to make them comparable.

For RELIANCE CAPITAL LIMITED

Place: Mumbai
Dated: January 30, 2007

Anil D. Ambani
Chairman

RELIANCE CAPITAL LIMITED

CONSOLIDATED SEGMENT REPORTING
FOR THE QUARTER / NINE MONTHS ENDED DECEMBER 31, 2006

(RUPEES IN CRORES)

Sr No	Particulars	Quarter Ended 31-Dec-06	Quarter Ended 31-Dec-05	Nine Months Ended 31-Dec-06	Nine Months Ended 31-Dec-05	Accounting Year Ended 31-Mar-06
1	Segment Revenue					
a	Finance & Investments	121.92	82.82	477.17	329.69	652.02
b	Asset Management	51.33	24.07	139.57	57.42	93.49
c	General Insurance	263.54	43.41	713.35	147.31	202.70
		436.79	150.30	1,330.09	534.42	948.21
	Less: Inter segment	0.75	0.40	0.99	1.19	1.16
	Net Sales	436.05	149.90	1,329.10	533.23	947.05
2	Segment Results					
a	Finance & Investments	85.30	68.98	374.47	261.02	550.61
b	Asset Management	26.77	11.28	79.86	27.42	43.77
c	General Insurance	(5.21)	2.92	0.53	19.02	21.04
	Profit before Tax	106.86	83.18	454.86	307.46	615.42
3	Capital Employed					
a	Finance & Investments	5,112.91	3,619.03	5,112.91	3,619.03	4,467.35
b	Asset Management	144.50	75.91	144.50	75.91	89.11
c	General Insurance	505.20	236.27	505.20	236.27	250.25
	Total	5,762.61	3,931.21	5,762.61	3,931.21	4,806.72

NOTES:

1 As per Accounting Standard (AS 17), issued by Institute of Chartered Accountants of India, the Company has reported segment information on the consolidated basis including business conducted through its subsidiaries.

2 The reportable segments are further described below:
a) Finance & Investment
b) Asset Management
c) General Insurance

3 Since all the operations of the Company are conducted within India, there is no separate reportable geographical Segment

For RELIANCE CAPITAL LIMITED

Anil D. Ambani
Chairman

Place: Mumbai
Dated: January 30, 2007

TRANSMISSION VERIFICATION REPORT

TIME : 30/01/2007 17:39
NAME : RELIANCE CAPITAL
FAX : 022-30327202
TEL : 022-30327841
SER.# : 000G5J547419

DATE,TIME	30/01 17:37
FAX NO./NAME	922723121
DURATION	00:01:39
PAGE(S)	04
RESULT	OK
MODE	FINE ECM

BSE - RESULTS.

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 30, 2007

Mr. S. Subramanian
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code: 500111

NSE Scrip Code: RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended December 31, 2006 pursuant to Clause 41 of the Listing Agreement.

Further to our letter of date, we enclose media release in the captioned subject which is being issued.

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

VMohan

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

MEDIA RELEASE

RELIANCE CAPITAL REPORTS CONSOLIDATED NET PROFIT OF Rs 92 CRORE (US$ 20 MILLION) FOR THE QUARTER– AN INCREASE OF 37%

RELIANCE CAPITAL REPORTS CONSOLIDATED TOTAL INCOME OF Rs 1329 CRORE (US$ 291.3 MILLION) FOR THE NINE MONTHS– AN INCREASE OF 149%

RELIANCE CAPITAL REPORTS CONSOLIDATED NET PROFIT OF Rs 397 CRORE (US$ 87 MILLION) FOR THE NINE MONTHS– AN INCREASE OF 49%

RELIANCE CAPITAL REPORTS TOTAL INCOME OF Rs 477 CRORE (US$ 105 MILLION) FOR THE NINE MONTHS– AN INCREASE OF 45%

RELIANCE CAPITAL REPORTS NET PROFIT OF Rs 334 CRORE (US$ 73.2 MILLION) FOR THE NINE MONTHS– AN INCREASE OF 33%

CONSOLIDATED EARNINGS PER SHARE OF Rs 16.20 (US$ 0.36) FOR THE NINE MONTHS – AN INCREASE OF 27%

NET WORTH OF Rs 4,950 CRORE (US$ 1.12 BILLION) - ON CONVERSION OF OUTSTANDING EQUITY WARRANTS

Mumbai, January 30, 2007: Reliance Capital Limited (RCL) today announced its unaudited financial results for the nine months ended December 31, 2006. The performance highlights are:

- **Consolidated Total Income of Rs 1329 crore** (US$ 291.3 million), against Rs 533 crore in the corresponding previous period, **an increase of 149%**
- **Consolidated Net Profit of Rs 397 crore** (US$ 87 million), against Rs 267 crore in the corresponding previous period, **an increase of 49%**
- **Total Income of Rs 477 crore** (US$ 105 million), against Rs 330 crore in the corresponding previous period, **an increase of 45%**
- **Cash Profit of Rs 339 crore** (US$ 74 million), against Rs 271 crore in the corresponding previous period, **an increase of 25%**
- **Net Profit of Rs 334 crore** (US$ 73.2 million), against Rs 252 crore in the corresponding previous period, **an increase of 33%**
- ***Consolidated* Earning per share (EPS) of Rs 16.20** (US$ 0.36), against Rs. 12.76 in the corresponding period previous year, ***an increase of 27%***
- **Earning per share (EPS) of Rs 13.64** (US$ 0.31), against Rs 12.02 in the corresponding previous period, **an increase of 13%**
- **Total Assets of the company stood at Rs 5,210 crore** (US$ 1.18 billion)

Net worth:

As on December 31, 2006, the **net worth of the company stood at Rs 4,505 crore (US$ 1.02 billion)**. On conversion of outstanding equity warrants, **the net worth will increase to over Rs 4,950 crore (US$ 1.12 billion)**.

The company ranks among the top 3 Indian private sector financial services groups in terms of net worth.

Credit Rating:

The Company is virtually debt free and has a debt equity ratio of 0.15 as on December 31, 2006, and enjoys the highest top-end ratings of 'A1+' and 'F1+' by ICRA and FITCH, respectively.

Operational Review:

As on December 31, 2006, the **total assets of the company stood at Rs 5,210 crore (US$ 1.18 billion)**.

The investment portfolio as on December 31, 2006, amounted to Rs 2,636 crore (US$ 596.1 million), at cost.

The company has **no Non-performing Assets**, and it has **not raised any fixed deposits** from the public.

Group Companies:

Reliance Mutual Funds (RMF)
Reliance Capital Asset Management (RCAM)

The **assets under management**, increased to **Rs 36,928 crore (US$ 8.3 billion)** as on December 31, 2006 from Rs 15,238 crore as on December 31, 2005, **an increase of 142%** making RMF the largest private sector mutual fund in the country. The number of investors increased to **30.04 lakhs** as on December 31, 2006, highest amongst the private sector mutual funds.

The **net profit of RCAM was Rs 57 crore (US$ 12.5 million)** for the period under review, an **increase of 213%**

Reliance Life Insurance

The **Premium Income** was **Rs 451.15 crore (US$ 98.9 million)** for the period under review as against Rs. 134.69 crore (US$ 30.44 million) in the corresponding previous period, **an increase of 235%.**

Reliance Life offers 23 products, of which 19 are targeted to individuals and 4 to group business. Reliance Life is committed to attaining leadership rankings in the industry within the next few years.

Reliance General Insurance

Gross Direct Premium for the 9 months ended December 31, 2006 was **Rs 612 crore (US$ 134.2 million)** as against Rs. 110 crore (US$ 24.9 million) in the corresponding previous period, **an increase of 456%.**

Reliance General Insurance (RGI) offers home insurance, property insurance, auto insurance, travel insurance, marine insurance, commercial insurance and other speciality insurance products.

Other Businesses

RCL is launching its stock broking business in the current quarter and will be launching distribution of financial products businesses and consumer finance in the next financial year.

Background:

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group.

Reliance Capital is one of India's leading and fastest growing private sector financial services companies, and ranks among the top 3 private sector financial services and banking groups, in terms of net worth.

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking and other activities in financial services.

TRANSMISSION VERIFICATION REPORT

TIME : 30/01/2007 17:41
NAME : RELIANCE CAPITAL
FAX : 022-30327202
TEL : 022-30327841
SER.# : 000G5J547419

DATE,TIME	30/01 17:40
FAX NO./NAME	922723121
DURATION	00:01:24
PAGE(S)	04
RESULT	OK
MODE	FINE ECM